Exhibit 2.2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of November 6, 2014, by and among MIDLAND STATES BANCORP, INC., an Illinois corporation (“Acquiror”), HB ACQUISITION LLC, an Illinois limited liability company and wholly-owned subsidiary of Acquiror (“Merger Sub”), and LOVE SAVINGS HOLDING COMPANY, a Missouri corporation (the “Company”).

RECITALS

A.                                    The parties have entered into that certain Agreement and Plan of Merger, dated as of April 7, 2014 (the “Agreement”).

B.                                    Pursuant to Section 12.8 of the Agreement, the Agreement may be amended by a written instrument executed by Acquiror, Merger Sub and the Company upon: (i) action taken or authorized by their respective Boards of Directors (or, in the case of Merger Sub, by Acquiror as its sole member); (ii) approval by the Shareholder Representative; and (iii) in certain circumstances, approval by the holders of voting stock of the Company, the Hallmark Group, the Love Family, the McDonnell Family and/or Laurence A. Schiffer.

C.                                    The parties desire to enter into this Amendment for the purpose of amending the Agreement as provided herein.

D.                                    The respective boards of directors of Acquiror and the Company, Acquiror as the sole member of Merger Sub, and the Shareholder Representative each have approved and declared the advisability of this Amendment.

E.                                    Following the date hereof, this Amendment shall, in accordance with Section 12.8 of the Agreement, require the additional approval of the holders of voting stock of the Company in accordance with the GBCM.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

Section 1.                                          Definitions.  All defined or capitalized terms used in this Amendment shall have the meanings given such terms in the Agreement, unless said terms are amended pursuant to this Amendment, otherwise defined herein or unless the context clearly indicates to the contrary.

Section 2.                                          Amendment to Section 1.1 (Defined Terms).

(a)                                 The following defined term in Section 1.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Termination Date” means March 31, 2015, or such other date as shall have been agreed to in writing by Acquiror and the Company.

(b)                                 The defined term “ABV Calculation” in Section 1.1 of the Agreement is hereby deleted in its entirety.

(c)                                  The following defined terms are added to Section 1.1 of the Agreement:

“Acceleration Payment” has the meaning set forth in Section 3.5(d).

“Adjusted LFC Net Income” means the aggregate net income of LFC over the Earn-Out Period, as derived from the LFC Audited Financial Statements prepared in accordance with GAAP applied and calculated in a manner consistent with Acquiror’s preparation of its consolidated financial statements during such period and adjusted to: (a) exclude (i) any extraordinary, unusual, infrequent or nonrecurring items of gain or loss, (ii) any gains or losses resulting from the sale of assets by LFC other than in the ordinary course of business consistent with past practice, (iii) any transaction-related expenses that are directly attributable to the Contemplated Transactions and (iv) any incremental amortization or depreciation expense attributable to the application of purchase accounting recognized by LFC resulting from Acquiror’s acquisition of LFC; and (b) include (i) a reasonable allocation of intra-company overhead expenses of LFC based upon administrative, compliance, regulatory, accounting or other services provided to LFC during the Earn-Out Period by Acquiror or an Acquiror Subsidiary (provided, however, that LFC shall not be allocated any such overhead expenses that are directly attributable solely to Acquiror’s regulatory or compliance requirements and would not otherwise have been incurred by the Company and/or LFC if the Contemplated Transactions had not been consummated), offset by any services provided by LFC to Acquiror or an Acquiror Subsidiary and (ii) a credit to LFC based on Acquiror Bank’s commercial account analysis earnings credit board rate (subject to a minimum rate of 60 basis points per annum) applied to LFC’s servicing deposits associated with its mortgage servicing rights that are maintained at Acquiror Bank.

“Earn-Out Calculation” has the meaning set forth in Section 3.5(b)(i).

“Earn-Out Calculation Delivery Date” has the meaning set forth in Section 3.5(b)(i).

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“Earn-Out Calculation Objection Notice” has the meaning set forth in Section 3.5(b)(ii).

“Earn-Out Calculation Statement” has the meaning set forth in Section 3.5(b)(i).

“Earn-Out Multiple” means five (5).

“Earn-Out Payment” has the meaning set forth in Section 3.5(a).

“Earn-Out Participants” has the meaning set forth in Section 3.5(a).

“Earn-Out Period” means the period beginning on January 1, 2015, and ending on December 31, 2016.

“Earn-Out Threshold” means Nine Million One Hundred Thousand Dollars ($9,100,000).

“LFC Audited Financial Statements” means, collectively, the separate audited balance sheet and related statement of income of LFC for each calendar year during the Earn-Out Period, in each case prepared in accordance with GAAP and calculated in a manner consistent with Acquiror’s preparation of its consolidated financial statements.

“LFC Designated Executive” means each of the following executives of LFC: Mark Dellonte; Karen Ford; Courtney Mauldin; and Jonathan Camps.

“Final ABV Calculation” has the meaning set forth in Section 2.11(c).

“Preliminary ABV Calculation” has the meaning set forth in Section 2.11(b).

“Review Period” has the meaning set forth in Section 3.5(b)(ii).

Section 3.                                          Amendment to Section 2.2 (Effective Time; Closing).  The first sentence of Section 2.2 of the Agreement is hereby amended and restated in its entirety as follows:  “Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur on the date (the “Closing Date”) that is the first Business Day of the calendar month following the calendar month during which all of the conditions set forth in Article 9 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, such as the required delivery of the certificates, documents and other closing items listed in Section 2.6 and Section 2.7) and, in the case of any required consents, authorizations or approvals of Applicable Governmental Authorities, the expiration of any required waiting periods shall have occurred; provided, however, that Acquiror and the Company, by agreement,

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may elect to set the Closing Date as soon as practicable following the satisfaction or waiver of the closing conditions and the expiration of any required waiting period.  For the avoidance of doubt, the Calculation Date will in all cases be the last day of the calendar month prior to the month in which Closing Date occurs.”

Section 4.                                          Amendment to Section 2.11 (Calculation of Adjusted Book Value).  Section 2.11 of the Agreement is hereby amended and restated in its entirety as follows:

Section 2.11                            Calculation of Adjusted Book Value and Related Matters.

(a)                                 Adjusted Book Value shall be calculated by the Company using reasonable estimates of revenues and expenses where actual amounts are not available.

(b)                                 To facilitate the Closing on the Closing Date, the parties agree that the Aggregate Merger Consideration used for purposes of determining the number of shares of Acquiror Common Stock to be delivered to the Exchange Agent pursuant to Section 2.7(a) shall be based on Adjusted Book Value reasonably estimated as of the Calculation Date.  The Company shall deliver the preliminary calculation of Adjusted Book Value (the “Preliminary ABV Calculation”) to Acquiror, accompanied by appropriate supporting detail, on or prior to the Closing Date.  Acquiror shall notify the Company as soon as practicable of any objections Acquiror has to the Preliminary ABV Calculation.  The Company and Acquiror shall agree on the Preliminary ABV Calculation on or prior to the Closing Date.

(c)                                  The parties agree that the final calculation of Aggregate Merger Consideration used for purposes of determining the number of shares of Acquiror Common Stock to be issued to holders of Company Preferred Stock, Company Series A Preferred Stock and Company Common Stock in connection with the Closing pursuant to Article 3 shall be based on Adjusted Book Value calculated as of the Calculation Date as finally determined following the Closing Date.  The Shareholder Representative (with the assistance of the former CFO and accounting personnel of the Company as he may deem necessary) shall deliver the final calculation of Adjusted Book Value (the “Final ABV Calculation”) to Acquiror, accompanied by appropriate supporting detail, within fifteen (15) days after the Closing Date.  If prior to the close of business on the fifth (5th) day following delivery of the Final ABV Calculation to Acquiror, Acquiror has not given the Shareholder Representative notice of an objection to the Final ABV Calculation (which notice shall state in reasonable detail the basis of Acquiror’s objection and Acquiror’s proposed adjustments (the “Objection Notice”)), the Final ABV Calculation as prepared by the Shareholder Representative will be final, binding, and conclusive on all the parties to this Agreement.  If the

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Acquiror timely gives the Shareholder Representative an Objection Notice and if the Shareholder Representative and Acquiror fail to resolve the issues raised in the Objection Notice prior to the close of business on the fifth (5th) day following delivery of the Objection Notice by Acquiror, the determination of the Adjusted Book Value shall be submitted to the Chicago, Illinois, office of Deloitte & Touche LLP (or, if the Chicago, Illinois, office of Deloitte & Touche LLP is unable or unwilling to serve in such capacity, a recognized national or regional independent accounting firm mutually acceptable to the Shareholder Representative and Acquiror) (the “Independent Accountants”) for a binding determination of the Adjusted Book Value.  The Independent Accountants’ determination of the Adjusted Book Value shall be no less than the amount proposed by Acquiror, and no more than the amount proposed by the Shareholder Representative.  The Independent Accountants shall be directed by the Shareholder Representative and Acquiror to use their Best Efforts to make a determination as soon as practicable within ten (10) days after the date of its engagement (the “Engagement Date”), but in no event later than thirty (30) days after the Engagement Date, and the Independent Accountants’ resolution of the Adjusted Book Value shall be conclusive and binding upon Acquiror and the Shareholder Representative.  Acquiror and the Shareholder Representative shall execute any agreement required by the Independent Accountants to accept their engagement.  Acquiror shall bear one-half of the fees and costs of the Independent Accountants, with the other one-half taken into account in the calculation of Adjusted Book Value.  Notwithstanding anything contained herein to the contrary, if there is a determination of any issues raised in an Objection Notice (other than a determination duly rendered by the Independent Accountants) that would have the effect of reducing the Adjusted Book Value by One Million Dollars ($1,000,000) or more, such determination shall not be valid or effective against the Company’s shareholders unless approved by the Shareholder Representative, provided, however, that if the Shareholder Representative fails to agree with such determination, then the issues raised in the Objection Notice shall be submitted to the Independent Accountants for a binding determination as provided above in this Section 2.11(c).

Section 5.                                          Amendment and Restatement of Section 3.1 (Merger Consideration; Conversion of Stock).  Section 3.1 of the Agreement is hereby amended and restated in its entirety as set forth in ANNEX A hereto.

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Section 6.                                          Amendment to Section 3.3 (Exchange Procedures).

(a)                                 Section 3.3(c) of the Agreement is hereby amended and restated in its entirety as follows:

(c)(1)                   If the Exchange Agent receives a properly completed Letter of Transmittal and related Certificate from a holder of Company Senior Preferred Stock;

(i)                                     prior to the Closing Date, the Surviving Entity shall cause the Exchange Agent to mail or deliver to such shareholder at the Effective Time: (1) a check representing the portion of the Aggregate Cash Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and (2) a New Instrument representing the portion of the Aggregate Stock Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and

(ii)                                  on or after the Closing Date, the Surviving Entity shall cause the Exchange Agent to mail or deliver to such shareholder no later than ten (10) Business Days after the Exchange Agent’s receipt of such Person’s properly completed Letter of Transmittal and Certificate: (1) a check representing the portion of the Aggregate Cash Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and (2) a New Instrument representing the portion of the Aggregate Stock Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3.

(c)(2)                   If the Exchange Agent receives a properly completed Letter of Transmittal and related Certificate from a holder of Company Series A Preferred Stock and/or Company Common Stock:

(i)                                     prior to the Closing Date, the Surviving Entity shall cause the Exchange Agent to mail or deliver to such shareholder: (1) at the Effective Time, a check representing the portion of the Aggregate Cash Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and (2) as soon as practicable following the determination of the Final ABV Calculation pursuant to Section 2.11(c), a New Instrument representing the portion of the Aggregate Stock Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and

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(ii)                                  on or after the Closing Date, the Surviving Entity shall cause the Exchange Agent to mail or deliver to such shareholder: (1) no later than ten (10) Business Days after the Exchange Agent’s receipt of such Person’s properly completed Letter of Transmittal and Certificate, a check representing the portion of the Aggregate Cash Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3; and (2) no later than ten (10) Business Days after the later of the Exchange Agent’s receipt of such Person’s properly completed Letter of Transmittal and Certificate and the determination of the Final ABV Calculation pursuant to Section 2.11(c), a New Instrument representing the portion of the Aggregate Stock Consideration, if any, to which such shareholder is entitled to receive in connection with the Closing pursuant to this Article 3.

The parties agree that, notwithstanding the timing of the Exchange Agent’s delivery of New Instruments representing a shareholder’s portion of the Aggregate Stock Consideration pursuant to this Section 3.3(c), a Company shareholder receiving shares of Acquiror Common Stock pursuant to this Article 3 shall be deemed to become a record holder of such shares of Acquiror Common Stock at the Effective Time and, accordingly, shall be entitled to receive any dividends on Acquiror Common Stock with a record date on or following the Closing Date.  Any such dividends shall be paid by Acquiror simultaneously with the delivery of the New Instruments representing the shares of Acquiror Common Stock or, if later, on the date that such dividends are payable to the other holders of Acquiror Common Stock.

(b)                                 Section 3.3(d) of the Agreement is hereby amended and restated in its entirety by deleting the text of such provision and inserting “[INTENTIONALLY OMITTED].”

Section 7.                                          Addition of Section 3.5 (Earn-Out) and Section 3.6 (Post-Closing Operation of LFC).  Article 3 of the Agreement is hereby amended by adding at the end thereof the new Section 3.5 and Section 3.6 set forth in ANNEX B hereto.

Section 8.                                          Amendment to Section 6.23 (Shareholders’ Meeting).  Section 6.23 of the Agreement is hereby amended by adding at the end thereof the following new subsections (d) and (e):

(d)                                 If the Shareholder Representative appointed pursuant to Section 6.23(c) dies or becomes legally incapacitated, or is otherwise similarly unable to carry out his duties hereunder, or resigns, then Laurence A. Schiffer shall be appointed as the successor Shareholder Representative.  If Laurence A. Schiffer is appointed as the successor Shareholder Representative and thereafter dies or becomes legally incapacitated, or is otherwise similarly unable to carry out his duties

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hereunder, or resigns, the holders, as of the Effective Time, of Company Series A Preferred Stock and Company Common Stock, voting together as a single class, shall, by majority vote, as soon as practicable, designate a replacement Shareholder Representative as a successor Shareholder Representative hereunder; provided, that if such holders do not designate a replacement Shareholder Representative within 30 days, a representative designated by the McDonnell Family shall be deemed to be the Shareholder Representative, and shall have all rights and obligations of a Shareholder Representative hereunder.

(e)                                  The Shareholder Representative shall not be liable to the Company’s shareholders for any action taken or omitted by the Shareholder Representative in good faith except to the extent that a court of competent jurisdiction determines that the Shareholder Representative’s gross negligence or willful misconduct was the substantial cause of any loss.

Section 9.                                          Amendment to Section 7.7 (Authorization and Reservation of Acquiror Common Stock).  Section 7.7 of the Agreement is hereby amended by adding at the end thereof the following:  “In addition, the board of directors of Acquiror shall, prior to the Closing Date, authorize and reserve the maximum number of shares of Acquiror Common Stock that may be issued in payment of the Earn-Out Payment pursuant to Section 3.5 and maintain such shares as authorized and unissued until the expiration of the Earn-Out Period and satisfaction in full of Acquiror’s obligations under Section 3.5 or, if earlier, payment of the Acceleration Payment.”

Section 10.                                   Amendment to Section 9.2 (Conditions to the Obligations of the Company).  Section 9.2(f) of the Agreement is hereby amended to change the word “will” to “should” wherever it appears.

Section 11.                                   Amendment to Section 12.1 (Notices).  Section 12.1 of the Agreement is hereby amended to change the email address of Andrew S. Love from “aslove@heartland-bank.com” to “aslove@lovesavings.net” with a copy to “lovesave@midcoast.com.”

Section 12.                                   Regulatory Update.  During the period beginning as of the date of this Amendment and ending on the Closing Date, Acquiror shall provide to the Company every fifteen (15) days, (a) a written summary as to the status of the applications filed by Acquiror pursuant to Section 7.9 of the Agreement, including any objections thereto by third parties, and (b) copies of the public portion of all correspondence and emails sent by Acquiror or its counsel to representatives of the Federal Reserve and/or any other Regulatory Authority with respect to such applications and any correspondence and emails received from the Federal Reserve or other Regulatory Authority or any third parties that relate to the applications and do not constitute confidential supervisory information.

Section 13.                                   Company Shareholders’ Meeting.  The Company shall cause a meeting of its shareholders to be held for the purpose of acting upon this Amendment.  Such meeting

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shall be held as soon as practicable, but in no event later than thirty (30) days, after the date of this Amendment.

Section 14.                                   Updates to Disclosure Schedules.  The Company hereby represents and warrants to Acquiror and Merger Sub that, except as set forth in a supplement to the Company Disclosure Schedules delivered to Acquiror and Merger Sub in connection with the execution and delivery of this Amendment, since the date of the Agreement, the Company has not become aware of any fact, condition or occurrence that would require any change in the Company Disclosure Schedules previously delivered to Acquiror and Merger Sub as of the date of the Agreement for the Company to be in compliance with Section 6.8 of the Agreement (provided that the reference to “Breach” therein shall be qualified with “material” for this purpose), or otherwise to prevent such Company Disclosure Schedules from being materially misleading to Acquiror and Merger Sub, in each case as of the date hereof.  Acquiror and Merger Sub hereby represent and warrant to the Company that, except as set forth in a supplement to the Acquiror Disclosure Schedules delivered to the Company in connection with the execution and delivery of this Amendment, since the date of the Agreement, Acquiror and Merger Sub have not become aware of any fact, condition or occurrence that would require any change in the Acquiror Disclosure Schedules previously delivered to the Company as of the date of the Agreement for Acquiror to be in compliance with Section 7.3 of the Agreement (provided that the reference to “Breach” therein shall be qualified with “material” for this purpose), or otherwise to prevent such Acquiror Disclosure Schedules from being materially misleading to the Company, in each case as of the date hereof.

Section 15.                                   Authorization and Enforceability.  The execution and delivery of this Amendment has been duly and validly authorized and approved by each of the parties.  This Amendment has been duly and validly executed and delivered by each of the parties and constitutes a valid and binding agreement of such parties, enforceable against each of them in accordance with its terms (subject, in the case of the Company, to the approval of this Amendment by the Company’s shareholders).

Section 16.                                   No Further Amendments; Agreement Affirmed.  Except as expressly amended, modified or superseded by this Amendment, all terms and provisions of the Agreement shall remain unchanged and in full force and effect without modification, and nothing herein shall operate as a waiver of any party’s rights, powers or privileges under the Agreement.  Notwithstanding anything to the contrary herein, this Amendment does not waive any breaches of the representations, warranties and covenants contained in the Agreement or in any document delivered pursuant hereto.

Section 17.                                   Effect of Amendment.  This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby.  From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby.

Section 18.                                   Severability.  If any term or provision of this Amendment is held by a final and nonappealable Order of a court of competent jurisdiction to be invalid, void, or unenforceable, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect, and shall not be impaired or invalidated thereby, unless the economic or

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legal substance of the Contemplated Transactions would be affected in a manner materially adverse to any party.

Section 19.                                   Counterparts.  This Amendment may be executed in two or more counterparts that together shall constitute a single agreement.

Section 20.                                   Facsimile or Electronic Signatures.  This Amendment may be executed and accepted by facsimile or electronic signature and any such signature shall be of the same force and effect as an original signature.

Section 21.                                   Headings.  The captions and headings used in this Amendment have been inserted solely for convenience of reference and shall not be considered a part of this Amendment nor shall any of them affect the meaning or interpretation of this Amendment or any of its provisions.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the day and year first written above.

ACQUIROR:			COMPANY:

MIDLAND STATES BANCORP, INC.			LOVE SAVINGS HOLDING COMPANY

By:	/s/ Leon J. Holschbach		By:	/s/ Andrew S. Love

Name:	Leon J. Holschbach		Name:	Andrew S. Love

Title:	President/CEO		Title:	Chairman

MERGER SUB:

HB ACQUISITION LLC

By:	Midland States Bancorp, Inc., its sole member and manager

	By:	/s/ Leon J. Holschbach

	Name:	Leon J. Holschbach

	Title:	President/CEO

Accepted and Agreed to Pursuant to Section 12.8
of the Agreement this 6th day of November, 2014:

SHAREHOLDER REPRESENTATIVE

/s/ Andrew S. Love, Jr.
Andrew S. Love, Jr.

[SIGNATURE PAGE TO AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

AMENDED AND RESTATED SECTION 3.1

Section 3.1                                   Merger Consideration; Conversion of Stock.

(a)                                 The following terms first used in this Article 3 shall have the following meanings:

(i)                                     “Aggregate Merger Consideration” means an amount in cash and shares of Acquiror Common Stock equal to Sixty-Four Million Two-Hundred Thousand Dollars ($64,200,000) (as adjusted, if applicable, pursuant to Section 3.1(b)(v)).  The Aggregate Merger Consideration shall consist of: (1) cash in the amount of Sixteen Million Seven Hundred Thousand Dollars ($16,700,000) (as adjusted, if applicable, pursuant to Section 3.1(b)(v)) (the “Aggregate Cash Consideration”), and (2) shares of Acquiror Common Stock with a value (based on the Per Share Acquiror Stock Valuation) equal to Forty-Seven Million Five Hundred Thousand Dollars ($47,500,000) (as adjusted, if applicable, pursuant to Section 3.1(b)(v)) (the “Aggregate Stock Consideration”).

(ii)                                  “Cash Consideration to Common Shareholders” means an amount in cash equal to: (1) the Aggregate Cash Consideration, less (2) the aggregate amount of cash payable to holders of the Company Senior Preferred Stock and the Company Series A Preferred Stock pursuant to Section 3.1(b).

(iii)                               “Per Share Acquiror Stock Valuation” means $21.00.

(iv)                              “Per Share Senior Preferred Liquidation Preference” means an amount equal to the per share Liquidation Preference, as such term is defined in subparagraph 4 of Article Three of the Company’s Articles of Incorporation, as amended, as of the Closing Date.

(v)                                 “Per Share Series A Preferred Liquidation Preference” means an amount equal to the per share Series A Liquidation Preference, as such term is defined in paragraph B of the Company’s Certificate of Designation of Class A New Preferred Stock filed with the Missouri Secretary of State on September 25, 2006, as of the Closing Date.

(vi)                              “Senior Preferred Per Share Consideration” means an amount equal to: (A) the Per Share Senior Preferred Liquidation Preference, multiplied by (B) Fifteen Thousand Eighty-Eight (15,088), less (C) Four Million Dollars ($4,000,000), divided by (D) Fifteen Thousand Eighty-Eight (15,088), multiplied by (X) Twenty-Four Thousand (24,000) less (Y) Four Million Two Hundred Thousand Dollars ($4,200,000), divided by (Z) Twenty-Four Thousand (24,000).(1)

(1)                                 By way of example, assuming the Per Share Senior Preferred Liquidation Preference is $2,500, the calculation of Senior Preferred Per Share Consideration would be:

•                  $2,500 multiplied by 15,088 (= $37,720,000)

•                  less $4,000,000 (= $33,720,000)

(vii)                           “Series A Preferred Aggregate Consideration to Eligible Shareholders” means an amount equal to: (A) the Per Share Series A Preferred Liquidation Preference, multiplied by (B) 0.80, multiplied by (C) the number of shares of Company Series A Preferred Stock held by Eligible Shareholders, less (D) (i) One Million Eight Hundred Thousand Dollars ($1,800,000), multiplied by (ii) the number of shares of Company Series A Preferred Stock held by Eligible Shareholders, divided by (iii) Five Thousand Three Hundred Sixty-Two (5,362), less (E) the Adjustment Amount, if any (as such term is defined in Section 3.1(a)(xi)).

(viii)                        “Series A Preferred Aggregate Consideration to Non-Eligible Shareholders” means an amount equal to: (A) the Per Share Series A Preferred Liquidation Preference, multiplied by (B) 0.80, multiplied by (C) the number of shares of Company Series A Preferred Stock held by shareholders who are not Eligible Shareholders, less (D) (i) One Million Eight Hundred Thousand Dollars ($1,800,000), multiplied by (ii) the number of shares of Company Series A Preferred Stock held by shareholders who are not Eligible Shareholders, divided by (iii) Five Thousand Three Hundred Sixty-Two (5,362).

(ix)                              “Series A Preferred Per Share Consideration to Eligible Shareholders” means an amount equal to: (A) the Series A Preferred Aggregate Consideration to Eligible Shareholders, divided by (B) the number of shares of Company Series A Preferred Stock held by Eligible Shareholders.

(x)                                 “Series A Preferred Per Share Consideration to Non-Eligible Shareholders” means an amount equal to: (A) the Series A Preferred Aggregate Consideration to Non-Eligible Shareholders, divided by (B) number of shares of Company Series A Preferred Stock held by shareholders who are not Eligible Shareholders.

(xi)                              “Stock Consideration to Common Shareholders” means an amount in shares of Acquiror Common Stock equal to: (1) the Aggregate Stock Consideration, less (2) the aggregate value of shares of Acquiror Common Stock (based on the Per Share Acquiror Stock Valuation) payable to holders of the Company Senior Preferred Stock and the Company Series A Preferred Stock pursuant to Section 3.1(b); provided, however, that if the dollar amount of the Stock Consideration to Common Shareholders is a negative number (the “Adjustment Amount”), then the Series A Preferred Aggregate Consideration to Eligible Shareholders shall be reduced accordingly, as provided in Section 3.1(a)(vii), and holders of shares of Company Common Stock will not receive any shares of Acquiror Common Stock.

(b)                                 At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holder of any of the following securities:

(i)                                     Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall thereafter represent one membership interest of the Surviving Entity.

•                  divided by 15,088 (= $2,234.88865)

•                  multiplied by 24,000 (= $53,637,327.6775)

•                  less $4,200,000 (= $49,437,327.6775)

•                  divided by 24,000 (= $2,059.88865)

(ii)                                  Each share of Company Senior Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Senior Preferred Stock to be cancelled and retired pursuant to Section 3.1(d) and Dissenting Shares) shall be converted into the right to receive a combination of cash and shares of Acquiror Common Stock in an aggregate amount equal to the Senior Preferred Per Share Consideration.  Each holder of Company Senior Preferred Stock shall have the right to elect to receive a portion of the Senior Preferred Per Share Consideration in cash, up to a maximum of $927.889714 per share, with the remaining amount of such holder’s Senior Preferred Per Share Consideration to be received in shares of Acquiror Common Stock based on the Per Share Acquiror Stock Valuation.  Notwithstanding the foregoing, each share of Company Senior Preferred Stock held by a shareholder that is not an Eligible Shareholder shall instead be converted only into the right to receive cash (and not any shares of Acquiror Common Stock) in an amount equal to the Senior Preferred Per Share Consideration.

(iii)                               Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time and held by an Eligible Shareholder (other than shares of Company Series A Preferred Stock to be cancelled and retired pursuant to Section 3.1(d) and Dissenting Shares) shall be converted into the right to receive that number of shares of Acquiror Common Stock equal to the Series A Preferred Per Share Consideration to Eligible Shareholders divided by the Per Share Acquiror Stock Valuation.  Each share of Company Series A Preferred Stock held by a shareholder that is not an Eligible Shareholder shall be converted only into the right to receive cash (and not any shares of Acquiror Common Stock) in an amount equal to the Series A Preferred Per Share Consideration to Non-Eligible Shareholders.

(iv)                              Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled and retired pursuant to Section 3.1(d) and Dissenting Shares) shall be converted into the right to receive: (1) an amount of cash equal to the Cash Consideration to Common Shareholders divided by the total number of issued and outstanding shares of Company Common Stock (including Dissenting Shares) (the “Per Common Share Cash Consideration”); and (2) that number of shares of Acquiror Common Stock equal to (A) the Stock Consideration to Common Shareholders, divided by (B) the total number of issued and outstanding shares of Company Common Stock (including Dissenting Shares), divided by (C) the Per Share Acquiror Stock Valuation.  Notwithstanding the foregoing, each share of Company Common Stock held by a shareholder that is not an Eligible Shareholder shall instead be converted only into the right to receive cash (and not any shares of Acquiror Common Stock) in an amount equal to: (x) the Per Common Share Cash Consideration; plus (y) the quotient obtained by dividing the Stock Consideration to Common Shareholders by the total number of issued and outstanding shares of Company Common Stock (including Dissenting Shares).

(v)                                 If the aggregate amount of cash to be paid to holders of Company Senior Preferred Stock and Company Series A Preferred Stock pursuant to this Section 3.1(b) exceeds Fourteen Million Dollars ($14,000,000) (such difference being hereinafter referred to as the “Cash Deficiency”): (1) the amount of the Aggregate Cash Consideration shall be increased up to a maximum of Twenty Million Seven Hundred Thousand Dollars ($20,700,000), but only to the extent of the Cash Deficiency; and (2) the amount of the Aggregate Stock Consideration shall be decreased on a corresponding dollar-for-dollar basis; provided, however, that if the aggregate amount of cash to be paid to holders of Company Senior Preferred Stock and Company Series A Preferred Stock pursuant to this Section 3.1(b) would exceed Eighteen Million Dollars ($18,000,000), then the amount of cash which each holder of Company Senior Preferred Stock owning less than 5,000 shares of Company Senior Preferred Stock as of the date of this Agreement may elect to receive pursuant to Section 3.1(b)(ii) shall be reduced proportionately per share so that the total amount of cash necessary to satisfy the amounts payable in cash to holders of Company Senior Preferred Stock and Company Series A Preferred Stock shall not exceed Eighteen Million Dollars ($18,000,000).  Additionally, the Aggregate Stock Consideration shall be increased or decreased, as the case may be, on a dollar-for-dollar basis by the amount by which the Adjusted Book Value exceeds or is less than Twenty-Six Million Eight Hundred Thousand Dollars ($26,800,000).

(c)                                  From and after the Effective Time, shares of Company Preferred Stock and Company Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and holders of Certificates formerly representing shares of Company Preferred Stock or Company Common Stock issued and outstanding immediately prior to the Effective Time will cease to be, and will have no rights as, shareholders of the Company, other than rights to receive the consideration to which such holders are entitled in accordance with this Article 3 (or as to Dissenting Shares, such rights as provided by the GBCM).  After the Effective Time, there will be no transfers of shares of Company Preferred Stock or Company Common Stock on the stock transfer books of the Company or the Surviving Entity, and shares of Company Preferred Stock or Company Common Stock presented to Acquiror or the Surviving Entity for any reason will be canceled and exchanged in accordance with this Article 3.

(d)                                 Each share of Company Preferred Stock or Company Common Stock held as treasury stock or otherwise held by the Company or an Acquired Subsidiary (other than in a fiduciary capacity), if any, immediately prior to the Effective Time shall automatically be canceled and retired and cease to exist, and no cash, Acquiror Common Stock or any other consideration will be issued or paid in exchange therefor..

ANNEX B

NEW SECTIONS 3.5 AND 3.6

Section 3.5                                   Earn-Out.

(a)                                 Earn-Out Payment.  As additional merger consideration to be paid to the former holders of Company Senior Preferred Stock, Company Series A Preferred Stock and Company Common Stock as of the Effective Time (such former holders, the “Earn-Out Participants”), at such time as provided in Section 3.5(c), Acquiror shall issue to the Earn-Out Participants shares of Acquiror Common Stock (the “Earn-Out Payment”) in an aggregate amount equal to: (i) the amount, if any, by which 50.0% of the Adjusted LFC Net Income exceeds the Earn-Out Threshold; multiplied by (ii) the Earn-Out Multiple; provided, that in no event shall Acquiror be obligated to pay an Earn-Out Payment greater than Twelve Million Dollars ($12,000,000).  The number of shares of Acquiror Common Stock to be issued as the Earn-Out Payment and the allocation of such shares among the Earn-Out Participants shall be determined as provided in Section 3.5(c) and based on the Per Share Acquiror Stock Valuation.

(b)                                 Procedures Applicable to Determination of the Earn-Out Payment.

(i)                                     Within fifteen (15) days of the completion of the LFC Audited Financial Statements for the last year of the Earn-Out Period (the “Earn-Out Calculation Delivery Date”), Acquiror shall prepare and deliver to the Shareholder Representative a written statement (the “Earn-Out Calculation Statement”) setting forth in reasonable detail its determination of Adjusted LFC Net Income and its calculation of the resulting Earn-Out Payment (the “Earn-Out Calculation”) together with copies of the LFC Audited Financial Statements.

(ii)                                  The Shareholder Representative shall have ten (10) days after receipt of the Earn-Out Calculation Statement (the “Review Period”) to review the Earn-Out Calculation Statement and the Earn-Out Calculation set forth therein.  During the Review Period, the Shareholder Representative and its authorized representatives shall have the right to inspect LFC’s books and records during normal business hours at Acquiror’s or LFC’s offices (as appropriate), upon reasonable prior notice and solely for purposes reasonably related to the determinations of Adjusted LFC Net Income and the resulting Earn-Out Payment.  Prior to the expiration of the Review Period, the Shareholder Representative may object to the Earn-Out Calculation set forth in the Earn-Out Calculation Statement by delivering a written notice of objection (an “Earn-Out Calculation Objection Notice”) to Acquiror.  The Earn-Out Calculation Objection Notice shall specify the items in the Earn-Out Calculation disputed by the Shareholder Representative and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute.  If the Shareholder Representative fails to deliver an Earn-Out Calculation Objection Notice to Acquiror prior to the expiration of the Review Period, then the Earn-Out Calculation set forth in the Earn-Out Calculation Statement shall be final and binding on the parties hereto.  If the Shareholder Representative timely delivers an Earn-Out Calculation Objection Notice, Acquiror and the Shareholder Representative shall negotiate in good faith to resolve the disputed items and agree upon the resulting amount of the Earn-Out Payment.  If Acquiror and the Shareholder Representative are unable to reach agreement within ten (10) days after such an Earn-Out Calculation Objection Notice has been given, all unresolved disputed items shall be promptly referred to the Independent Accountants.  The Independent Accountants shall be directed by Acquiror and the Shareholder Representative to use their Best Efforts to make a binding determination with respect to the unresolved disputed items set forth in the Earn-Out Calculation Objection Notice as soon as practicable within ten (10) days after the date of their engagement, but in no event later than thirty (30) days after such date.  The Independent Accountants shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Acquiror and the Shareholder Representative, and not by independent review.  The Independent Accountants’ determination of the unresolved disputed items set forth in the Earn-Out Calculation Objection Notice shall be conclusive and binding upon Acquiror, the Shareholder Representative and each former holder of Company Senior Preferred Stock, Company Series A Preferred Stock and Company Common Stock entitled to receive a portion of any Earn-Out Payment.  Acquiror and the Shareholder Representative (in his representative capacity on behalf of the Earn-Out Participants) shall execute any agreement required by the Independent Accountants to accept their engagement.  The fees and costs of the Independent Accountants shall be paid one-half by Acquiror with the other one-half deducted from the amount of the Earn-Out Payment.

(c)                                  Timing and Procedure for Payment of Earn-Out Payment. Subject to Section 3.5(e), any Earn-Out Payment that Acquiror is required to pay pursuant to Section 3.5(a) shall be paid in full no later than five (5) Business Days following the date upon which the determination of the Earn-Out Calculation becomes final and binding upon the parties as provided in Section 3.5(b)(ii) (including any final resolution of any dispute raised by the Shareholder Representative in an Earn-Out Calculation Objection Notice).  Any Earn-Out Payment shall be allocated among the Earn-Out Participants as follows:

(i)                                     Each Earn-Out Participant that owned shares of Company Senior Preferred Stock as of the Effective Time shall be entitled to receive from Acquiror that number of shares of Acquiror Common Stock equal to: (1) (A) 35% of the Earn-Out Payment, divided by (B) the total number of issued and outstanding shares of Company Senior Preferred Stock (including Dissenting Shares) that were outstanding as of the Effective Time; multiplied by (2) the number of shares of Company Senior Preferred Stock owned by such shareholder as of the Effective Time; divided by (3) the Per Share Acquiror Stock Valuation.

(ii)                                  Each Earn-Out Participant that owned shares of Company Series A Preferred Stock as of the Effective Time shall be entitled to receive from Acquiror that number of shares of Acquiror Common Stock equal to: (1) (A) 15% of the Earn-Out Payment, divided by (B) the total number of issued and outstanding shares of Company Series A Preferred Stock (including Dissenting Shares) that were outstanding as of the Effective Time; multiplied by (2) the number of shares of Company Series A Preferred Stock owned by such shareholder as of the Effective Time; divided by (3) the Per Share Acquiror Stock Valuation.

(iii)                               Each Earn-Out Participant that owned shares of Company Common Stock as of the Effective Time shall be entitled to receive from Acquiror that number of shares of Acquiror Common Stock equal to: (1) (A) 50% of the Earn-Out Payment, divided by (B) the total number of issued and outstanding shares of Company Common Stock (including Dissenting Shares) that were outstanding as of the Effective Time; multiplied by (2) the number of shares of Company Common Stock owned by such shareholder as of the Effective Time; divided by (3) the Per Share Acquiror Stock Valuation.

Notwithstanding the foregoing, the portion of any Earn-Out Payment payable to an Earn-Out Participant that was not an Eligible Shareholder as of the Effective Time shall be paid in cash and not in shares of Acquiror Common Stock.  For the avoidance of doubt, the provisions of Section 3.2 regarding no fractional shares shall apply to payment of the Earn-Out Payment.

(d)                                 Acceleration upon Acquiror’s Election. At any time after the Closing Date, Acquiror may, in its sole discretion, elect to issue the maximum number of shares of Acquiror Common Stock that may be issued in payment of the Earn-Out Payment (the “Acceleration Payment”) to the Earn-Out Participants.  The Acceleration Payment shall be paid through the issuance of shares of Acquiror Common Stock in the same manner as specified in Section 3.5(c), with the term “Acceleration Payment” being substituted for the term “Earn-Out Payment.”  Notwithstanding the foregoing, the portion of any Acceleration Payment payable to an Earn-Out Participant that was not an Eligible Shareholder as of the Effective Time shall be paid in cash and not in shares of Acquiror Common Stock.  For the avoidance of doubt, the provisions of Section 3.2 regarding no fractional shares shall apply to payment of the Acceleration Payment.  Upon payment of the Acceleration Payment, Acquiror, its Affiliates and their successors and assigns shall be fully released and discharged from any further liability or obligation pursuant to this Section 3.5.

(e)                                  Right of Set-off.  Acquiror shall have the right to withhold and set off against any portion of the Earn-Out Payment due to be paid to an Earn-Out Participant pursuant to this Section 3.5 the amount of any Losses to which any Acquiror Indemnified Party may be entitled from such Earn-Out Participant under Article 10 of this Agreement, the Indemnification Agreement or any other Transaction Document.  Acquiror agrees that if it exercises its right of set-off pursuant to this Section 3.5(e) and it is subsequently determined that Acquiror was not entitled to the full amount of such set-off, Acquiror shall pay to the Earn-Out Participant against which set-off was made the number of shares of Acquiror Common Stock that were incorrectly withheld together with all dividends payable on such shares that had a record date between the Effective Time and the date of payment of such shares to the Earn-Out Participant.

(f)                                   Earn-Out Right Not a Security. The parties hereto understand and agree that: (i) the contingent right to receive any Earn-Out Payment shall not be represented by any form of certificate or other instrument, is not transferable, except by operation of law relating to descent and distribution, divorce and community property, and does not constitute an equity or ownership interest in Acquiror; (ii) the Earn-Out Participants shall not have any rights as a securityholder of Acquiror as a result of their contingent right to receive any Earn-Out Payment hereunder; (iii) no interest is payable with respect to any Earn-Out Payment; and (iv)  except as set forth in Section 3.5(e), no dividends will accrue on or be payable with respect to shares of Acquiror Common Stock that may become issuable as the Earn-Out Payment prior to their issuance.

(g)                                  Adjustments for Stock Splits, Etc. For purposes of applying this Section 3.5, the Per Share Acquiror Stock Valuation shall be proportionately adjusted for any stock splits, stock dividends or similar transactions effected by Acquiror following the Effective Time and prior to payment of the Earn-Out Payment, if any.

Section 3.6                                   Post-Closing Operation of LFC.

(a)                                 General.  Subject to the terms of this Agreement and the other Transaction Documents, subsequent to the Effective Time, Acquiror shall have sole discretion with regard to all matters relating to the operation of LFC and no obligation to operate LFC in a manner designed to achieve any Earn-Out Payment or to maximize the amount of any Earn-Out Payment.

(b)                                 Specific Covenants.  Except with the prior written consent of the Shareholder Representative, between the Effective Time and the end of the Earn-Out Period, Acquiror will, and will cause Acquiror Bank to:

(i)                                     maintain the separate corporate existence of LFC and maintain separate books and records for LFC to enable the preparation of the LFC Audited Financial Statements;

(ii)                                  not sell or liquidate LFC, or dispose of substantially all of its assets;

(iii)                               operate LFC in a manner substantially consistent with the operation of LFC immediately prior to the Effective Time;

(iv)                              provide adequate funding to LFC substantially consistent with the Bank’s funding of LFC immediately prior to the Effective Time;

(v)                                 not cause or permit LFC to incur any material amount of indebtedness other than in the Ordinary Course of Business consistent with past practice; and

(vi)                              not terminate without cause any LFC Designated Executive (with “cause” being defined for each LFC Designated Executive in the same manner as “Cause” is set forth in the Equity Appreciation Award Agreement, dated January 1, 2011, of Mark R. Dellonte, as amended by the Amendment of Equity Appreciation Award Agreement, dated April 7, 2014 and to be effective at the Effective Time).

Notwithstanding the foregoing, Acquiror shall be permitted to take any of the foregoing actions without the prior written consent of the Shareholder Representative upon the payment of the Acceleration Payment pursuant to Section 3.5(d).